

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Dana Russell
Chief Financial Officer and Executive Vice President
VIVINT SOLAR, INC.
1800 West Ashton Blvd
Lehi, UT 84043

Re: VIVINT SOLAR, INC.
Form 10-Q for the quarter ended September 30, 2019
Exhibit No. 10.1 – Credit Agreement
Filed November 6, 2019
File No. 001-36642

Dear Mr. Russell:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance